Exhibit 99.1
TRANSITION THERAPEUTICS INC.
ANNUAL INFORMATION FORM
For the year ended
June 30, 2008
September 15, 2008

TABLE OF CONTENTS

PRELIMINARY	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Recent Developments	8
Trends	8
Acquisitions and Dispositions	9
BUSINESS OF THE CORPORATION	9
General	9
Technology	9
ELND005 (AZD-103) Technology	10
Gastrin Based Therapies	11
Product Pipeline	13
Next Steps	13
Regulatory Approval Process for Therapeutic Drugs	14
Manufacturing	15
Product Marketing Strategy	16
Specialized Skills and Knowledge	16
Competitive Conditions	16
Alzheimer’s Disease	17
Diabetes	17
Intellectual Property	18
RISKS AND UNCERTAINTIES	19
DIVIDENDS	31
DESCRIPTION OF CAPITAL STRUCTURE	32
MARKET FOR SECURITIES	32
Trading Price and Volume	32
ESCROWED SECURITIES	33
DIRECTORS AND EXECUTIVE OFFICERS	33
Securities Holdings	35
AUDIT COMMITTEE	36
Audit Committee Charter	36
Composition of the Audit Committee	36
Relevant Education and Experience	36
Pre-Approval Policies and Procedures	37
External Auditor Service Fees	37
TRANSFER AGENTS AND REGISTRAR	38
MATERIAL CONTRACTS	38
INTERESTS OF EXPERTS	38
ADDITIONAL INFORMATION	38
TECHNICAL GLOSSARY	39
APPENDIX A AUDIT COMMITTEE CHARTER	41

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PRELIMINARY
This Annual Information Form should be read in conjunction with the “Caution Regarding Forward-Looking Statements” below.
Unless otherwise stated, the information presented in this Annual Information Form is as of September 15, 2008. The Corporation’s fiscal year ends on June 30.
In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares. As a result of this consolidation, the number of Common Shares, warrants and options, related exercise prices and basic and diluted loss per Common Share have been retroactively adjusted to reflect the consolidation. Unless otherwise indicated, all share prices have been multiplied by a factor of 9 and all Common Shares outstanding have been divided by a factor of 9 to give effect to the share consolidation.
All funds are stated in Canadian dollars unless otherwise indicated.
For a description of certain terms used in this Annual Information Form, please refer to the “Technical Glossary”.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This Annual Information Form and the MD&A incorporated herein by reference contain certain forward-looking statements relating, but not limited to operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Annual Information Form unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.
Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and partnership revenues or other revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) capitalizing on partnering and acquisition opportunities; (iii) clinical trial timing and results; (iv) adequately protecting proprietary information and technology from competitors; (v) regulatory approvals; (vi) successfully competing in the targeted markets; and (vii) maintaining third party relationships, including key personnel, and key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this Annual Information Form and all other information included in or incorporated by reference in this Annual Information Form before making investment decisions with regard to the securities of the Corporation.
CORPORATE STRUCTURE
Name, Address and Incorporation
Transition Therapeutics Inc. (the “Corporation”) was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its Common Shares. On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares.
The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.
Intercorporate Relationships
In June 2007, the Corporation completed the acquisition of all of the issued and outstanding shares of NeuroMedix Inc. (“NeuroMedix”). On July 1, 2007, NeuroMedix was amalgamated into Waratah Pharmaceuticals Inc. (“Waratah”), a wholly owned subsidiary of the Corporation.
On July 14, 2008, Transition Therapeutics (USA) Inc., a wholly owned subsidiary of the Corporation, was incorporated to serve as an entity which employs a team of US based drug discovery scientists.
The Corporation has three wholly-owned subsidiaries: Waratah, which is incorporated under the Canada Business Corporations Act; Transition Therapeutics Leaseholds Inc. (“Leaseholds”), which is incorporated under the Business Corporations Act (Ontario); and Transition Therapeutics (USA) Inc., which is incorporated under the General Corporation Law of California.

The chart below illustrates the corporate structure as at September 15, 2008:
For purposes of this Annual Information Form, unless the context indicates otherwise, references to the “Corporation” refers to the Corporation together with its subsidiaries.
Waratah’s principal business activity is to develop and commercialize its Alzheimer’s disease compound ELND005 (AZD-103) and to develop and commercialize gastrin based therapies for diabetes (these therapies were formerly known as Islet Neogenesis Therapy (“I.N.T.TM”)). The Corporation’s lead product for diabetes is its gastrin analogue, TT-223, formerly known as “G1”. Going forward and in the remainder of this Annual Information Form, GLP1-I.N.T.™ is referred to as “TT-223 in combination with GLP1 analogues” and E1-I.N.T.™ is referred to as “TT-223 in combination with epidermal growth factor (“EGF”) analogue”.
Transition Therapeutics (USA) Inc. employs a team of three US based drug discovery scientists and Leaseholds is a company which holds the lease for the Corporation’s facilities in Canada.

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
In November 2005, the Corporation acquired the Optimol™ Lead Discovery technology, a patented, state-of-the-art drug discovery system that enables the Corporation to identify and optimize lead compounds. In addition, the Corporation acquired a pipeline of lead drug candidates.
In December 2005, preliminary data from the exploratory Phase IIa trial for the Corporation’s diabetes regenerative therapy, TT-223 in combination with an EGF analogue in type 1 diabetes patients was announced. Three of the first four patients completing the four week treatment period showed a 35-75% reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses.
In January 2006, the Corporation completed an offering for 1,730,556 Common Shares at a price of $6.21 per Common Share for net cash proceeds of $9,648,600.
In January 2006, the Corporation increased its equity position in Ellipsis Neurotherapeutics Inc. (“ENI”) from 17.0% to 33.2%. Specifically, on January 27, 2006, 1,500,000 exchange rights issued to former ENI shareholders in November 2004 were exercised, resulting in the Corporation issuing 137,733 Common Shares in exchange for 1,500,000 Common Shares of ENI. The remaining 2,500,000 exchange rights expired unexercised on February 4, 2006.
In March 2006, the Corporation acquired the remaining 66.8% of ENI that it did not already own. This remaining interest was acquired in exchange for 2,109,479 Common Shares. In addition, the former ENI shareholders are entitled to a series of payments, contingent on ELND005 (AZD-103) achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Common Shares at then market prices and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.
In March 2006, the Corporation signed an exclusive license agreement with London Health Sciences Centre Research Inc. for a patent portfolio for the use of GLP-1 analogues in the treatment of type 1 diabetes. The patent portfolio includes two US patents (US#6,989,148 and US#6,899,883) and the claims in these issued US patents cover the use of GLP-1 analogues alone or in combination with insulins for the treatment of type 1 diabetes.
In June 2006, the Corporation announced that Nature Medicine, one of the world’s leading peer reviewed medical journals, had published an online version of a publication of preclinical studies with the Corporation’s leading Alzheimer’s disease drug candidate, ELND005 (AZD-103).
In July 2006, Novo Nordisk A/S (“Novo Nordisk”) and the Corporation signed an amendment to the Novo Nordisk licensing agreement entered into in August 2004 in respect of the combination therapy of TT-223 and EGF and the combination therapy of TT-223 and GLP-1 analogues to restate the rights and responsibilities of the parties. Novo Nordisk retained exclusive, worldwide rights to the combination therapy of TT-223 and EGF and the Corporation regained exclusive ownership and rights to all other gastrin-based therapy programs, including the combination therapy of TT-223 and GLP-1 analogues. The financial terms of the amended Novo Nordisk licensing agreement remained the same, where the Corporation was entitled to receive future combination therapy of TT-223 and

EGF developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of the combination therapy of TT-223 and EGF products.
The Corporation has advanced the clinical development of the combination therapy of TT-223 and EGF for type I and type II diabetes. Novo Nordisk received the final data from the exploratory Phase IIa clinical trials, and subsequent to their review of the data, Novo Nordisk was to decide whether to finalize development and commercialization of the combination therapy of TT-223 and EGF.
In August 2006, the Corporation announced study data from the Phase I/II clinical trial of Interferon Enhancing Therapy (“I.E.T”), HCV-I.E.T., in hepatitis non-responder patients. The study data demonstrated that 6 of 21 (28%) of the hepatitis C non-responder patients that were treated for 12-weeks had a greater than 99% reduction of virus levels (2 log 10 decrease). These six patients that achieved a 99% reduction in viral levels received between 4-12 weeks of treatment with the triple combination therapy, suggesting that shorter duration of treatment or lower doses of EMZ702 may have been equally effective. The Corporation will only pursue further development of the I.E.T program through a partnership.
In August 2006, the Corporation announced results from a Canadian Phase I trial of ELND005 (AZD-103) in healthy volunteers. The study showed that ELND005 (AZD-103) has a favourable pharmacokinetic profile that supports the targeted therapeutic dosing levels for ELND005 (AZD-103). The safety data indicated that ELND005 (AZD-103) was well tolerated by all subjects. The Corporation also received clearance from the United States Food and Drug Administration (“FDA”) to commence a US Phase I study examining higher doses of ELND005 (AZD-103).
The Corporation and the Juvenile Diabetes Research Foundation International (“JDRF”) entered into an agreement, effective September 13, 2006, in which the JDRF agreed to provide funding to assist in the development of the combination therapy of TT-223 and GLP-1 analogues over a two year period. Under the agreement, the JDRF agreed to contribute milestone driven payments of up to US$4 million to the Corporation. In return for the funding, the JDRF may receive a multiple of up to five times the funding provided in the form of 5% of the combination therapy of TT-223 and GLP-1 analogue revenues received by the Corporation prior to the time of product regulatory approval with the balance being paid over a five year period following regulatory approval.
On September 27, 2006, the Corporation and Elan Pharma International Limited (“Elan”) signed a US$200 million global collaboration agreement to develop and commercialize the Corporation’s Alzheimer’s disease product, ELND005 (AZD-103). Under the terms of the agreement, the Corporation received an upfront payment of US$15 million and dependent upon the successful development, regulatory and commercial launch of ELND005 (AZD-103), the Corporation would be eligible to receive milestone payments of up to US$185 million and would share the costs of development and profits from commercialization.
In November 2006, the Corporation completed a private placement of 2,986,867 Common Shares at a price of $8.37 per Common Share, for net cash proceeds of $23,964,751, from two funds managed by Great Point Partners, LLC.
In March 2007, the Corporation released positive interim data from the combination therapy of TT-223 and EGF Phase IIa clinical trials in type 1 and type 2 diabetes patients. Data from the trial in type 2 diabetes patients demonstrated that combination therapy of TT-223 and EGF significantly lowered blood glucose levels for patients using metformin and/or thiazolidinediones (“TZD”). In the type 1 diabetes study, 6 of 11 (54%) patients responded to combination therapy of TT-223 and EGF, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
In April 2007, the FDA granted “Fast Track” designation to the investigational drug candidate ELND005 (AZD-103) which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.
In June 2007, the Corporation completed the acquisition of Neuromedix Inc., a central nervous system (“CNS”) focused biotechnology company. The Corporation issued a total of 685,951 Common Shares as consideration for 100% of the NeuroMedix Common Shares. The NeuroMedix Common Shares were delisted from the TSX Venture Exchange effective May 15, 2007.
In June 2007, the Corporation filed a Registration Statement on Form 40-F in connection with the filing of the Corporation’s listing application for the NASDAQ Stock Market. The Form 40-F filing was made with the United States Securities and Exchange Commission to register the Corporation’s Common Shares in the United States.
Later in June 2007, the Corporation announced final results from an exploratory Phase IIa combination therapy of TT-223 and EGF clinical trial. A four week therapy with the combination therapy of TT-223 and EGF led to sustained reductions in blood glucose levels for six months post-treatment in type 2 diabetes patients. In the combination therapy of TT-223 and EGF treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months two to six post-treatment. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with the combination therapy of TT-223 and EGF. These clinical improvements, including HbA1c reductions greater than 1% in patients six months post-treatment, highlight the potential that the combination therapy of TT-223 and EGF could provide patients significant clinical benefit in excess of six months.
In July 2007, the Corporation consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares outstanding.
Also in July 2007, the Corporation completed a private placement financing issuing 1,736,107 Common Shares at a price of $14.40 per Common Share, raising net cash proceeds of $23,968,567 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC and a large Boston-based investment management company.
In August 2007, the Corporation’s Common Shares began trading on the NASDAQ Capital Market, under the symbol “TTHI”. The Corporation’s Common Shares continue to trade on the Toronto Stock Exchange under the symbol “TTH” in addition to NASDAQ.

In August 2007, the Corporation announced the completion of multiple Phase I clinical studies with Alzheimer’s disease drug candidate ELND005 (AZD-103). ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and Cerebrospinal fluid (“CSF”) that were shown to be effective in animal models for Alzheimer’s disease.
In October 2007, the Corporation announced the receipt of US$7.5 million representing the second half of the US$15 million upfront payment under the Corporation’s global collaboration agreement with a subsidiary of Elan for the Alzheimer’s disease drug candidate ELND005 (AZD-103).
In November 2007, the Corporation announced that following good faith negotiations, Novo Nordisk and the Corporation were not able to come to agreement for an exclusive license to the Corporation’s diabetes programs. Accordingly, the Corporation sent notice to Novo Nordisk terminating the Novo Nordisk licensing agreement, which resulted in the return to the Corporation of all rights held by Novo Nordisk relating to the combination therapy of TT-223 and EGF.
In December 2007, the Corporation announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.
In January 2008, the Corporation’s Common Shares were approved for listing and began trading on the NASDAQ Global Market on Monday January 7, 2008. Prior to this change, the Corporation’s Common Shares had been listed on the NASDAQ Capital Market. The Corporation’s Common Shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ Global Market.
Later in January 2008, the Corporation received a US$5 million milestone payment under its global collaboration agreement with a subsidiary of Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103).
In March 2008, the Corporation and Eli Lilly and Company (“Lilly”) announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.

Recent Developments
On August 18, 2008, the Corporation announced a series of actions to strengthen the Corporation’s drug discovery group. The Corporation acquired certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). These newly acquired discovery projects and other early-stage internal projects will be the focus of a group of research scientists and operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc. In consideration for the acquisition of these assets and intellectual property rights, Forbes received from the Corporation US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.
Also, in September 2008, the Corporation announced the first patient was dosed in a Phase II clinical study of gastrin analogue TT-223 in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up.
Trends
The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.
The success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.
The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2009, the Corporation expects to:
•	Complete enrolment of the current Phase II clinical study with ELND005 (AZD-103) in mild to moderate Alzheimer’s disease patients;

•	Commence an additional clinical trial evaluating ELND-005 (AZD-103) in early/pre-Alzheimer’s patients;

•	Perform a Phase II clinical study with TT-223 in type 2 diabetes patients and initiate another Phase II clinical trial with TT-223 and a GLP-1 analogue in type 2 diabetes patients.

Acquisitions and Dispositions
Subsequent to the year ended June 30, 2008, the Corporation acquired certain assets and the exclusive rights to three drug discovery projects from a wholly owned subsidiary of Forbes as discussed in the section entitled “Three Year History”.
BUSINESS OF THE CORPORATION
Market sizes appearing in this Annual Information Form are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.
General
The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.
The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to replenish the Corporation’s product pipeline.
This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. These partnerships not only provide the Corporation with third party validation, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments, royalties and profit sharing arrangements for the future growth of the Corporation. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.
The Corporation’s business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while controlling its burn rate. The Corporation’s small and versatile infrastructure has in part resulted from the Corporation conducting research and development internally, as well as, out-sourcing work to hospitals, universities or pharmaceutical companies.
Technology
The Corporation currently has two lead technologies in development: (i) ELND005 (AZD-103) for the treatment of Alzheimer’s disease; and (ii) gastrin analogue, TT-223 for the treatment of diabetes.

ELND005 (AZD-103) Technology
The Corporation is developing disease-modifying small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.
The Product
The Alzheimer’s disease lead product, ELND005 (AZD-103), is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as diminished cognitive function. ELND005 (AZD-103) breaks down neuro-toxic fibrils, allowing amyloid peptides to clear the brain rather than form amyloid plaques, a hallmark pathology of Alzheimer’s disease.
The Corporation and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. In these studies, ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, to cross the blood-brain barrier and to achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.
The Corporation and Elan commenced a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study evaluates both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.
The next steps in the development of ELND005 (AZD-103) will be to perform a clinical study in early/pre-Alzheimer’s patients.
Alzheimer’s Disease — The Disease and the Market Opportunity
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behaviour, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.
The disease mainly affects individuals over the age of 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly

50 percent. In the United States, Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.
Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.
Gastrin Based Therapies
Gastrin based therapies are an emerging class of potential disease-modifying therapies for patients with diabetes, and have been shown to provide sustained improvement in glycemic control in preclinical models and early clinical studies. Sustained improvement in glycemic control is a key goal for patients with diabetes in order to alleviate the symptoms of hyperglycemia and to prevent diabetic complications, thereby improving their overall quality of life.
The Products
TT-223 Gastrin Analogue
The Corporation’s gastrin based therapies program is focused on the development of gastrin analogues, alone or in combination with approved or experimental diabetes agents as potential disease modifying therapies for diabetes patients. Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, the Corporation’s Phase IIa clinical trial data showed that 4-weeks of the combination therapy of gastrin analogue, TT-223, and an epidermal growth factor analogue (formerly known as E1-I.N.T.TM) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. These data suggest that gastrin based therapies might have an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.
The Corporation’s lead gastrin analogue in development is TT-223, (formerly known as “G1”). TT-223 has been shown to have a favourable safety profile in multiple preclinical animal studies and Phase 1 studies in healthy volunteers. The Corporation and its development partner, Lilly, have advanced TT-223 into a Phase II clinical study in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes are expected to be enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones).
TT-223 in combination with GLP-1 analogues (formerly known as “GLP1-I.N.T. TM”)
Pre-clinical efficacy studies show that TT-223 in combination with GLP-1 analogues is more effective at reducing blood glucose levels relative to any of the analogues alone in diabetes animal models. These data demonstrate the ability of TT-223 to enhance the efficacy of GLP-1 analogues as a therapy for the treatment of type 1 and type 2 diabetes. The Corporation and Lilly plan to perform a clinical study with TT-223 in combination with a GLP-1 analogue.
The Corporation will continue to work closely with the Juvenile Diabetes Research Foundation on development of TT-223 in combination with GLP-1 analogues for the treatment of type 1 diabetes.
TT-223 in combination with EGF Analogues (formerly known as “E1-I.N.T.TM”)
The Corporation’s first diabetes therapy TT-223 in combination with EGF, a combination of the Corporation’s epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. The Corporation received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six-month follow-up.
On June 28, 2007, the Corporation announced final results from the exploratory Phase IIa clinical trial. A 4-week therapy with TT-223 in combination with EGF lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with TT-223 in combination with EGF. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with the TT-223 in combination with EGF therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with TT-223 in combination with EGF resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six months post-treatment, highlight the potential that TT-223 in combination with EGF therapy could provide patients significant clinical benefit in excess of six months. The next steps in the development of TT-223 in combination with the Corporation’s epidermal growth factor analogue will be evaluated following the review of data from the Phase II studies of TT-223 alone and in combination with GLP-1 analogues.
Diabetes — The Disease and the Market Opportunity
Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.
Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive,

people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.
Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.
With TT-223 targeting the market segments of insulins (which had global sales of over US$9 billion in 2007) and oral anti-diabetic medications (which had global sales in excess of US$15 billion in 2007), the market opportunity for a product such as TT-223 is clear.
Product Pipeline
Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:
Next Steps
As discussed above, the Corporation’s business model is based on finding attractive early stage technologies, targeting large market opportunities, and developing these technologies into products which can be partnered with large pharmaceutical companies.
The results from the multiple Phase I studies with ELND005 (AZD-103) showed that the drug candidate was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, to cross the blood-brain barrier and to achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. The Corporation and Elan commenced a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The next step in the development of ELND005 (AZD-103) will be to perform a clinical study in early/pre-Alzheimer’s patients.
For the diabetes programs, the Corporation and its development partner Lilly plan to complete the current Phase II clinical study of gastrin analogue, TT-223 in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. The Corporation and Lilly also plan to perform a clinical study with TT-223 in combination with a GLP-1 analogue.
Regulatory Approval Process for Therapeutic Drugs
The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.
In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:
Pre-Clinical Studies: Pre-clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a Clinical Trial Application (“CTA”) in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.
Phase I Clinical Trials: Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

Phase II Clinical Trials: Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.
Phase III Clinical Trials: Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase III trials usually involve several hundred to several thousand patients.
Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial. In Canada and the United States, for example, a CTA or IND must be submitted to Health Canada or the FDA, respectively, prior to conducting any clinical trial. After all three phases of clinical trials have been completed, the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.
In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight. The Corporation’s products are at various stages within the regulatory process. ELND005 (AZD-103) has completed multiple Phase I clinical studies and is currently being evaluated in a Phase II clinical study in mild to moderate Alzheimer’s disease patients in the United States and Canada. The lead gastrin analogue, TT-223 has completed multiple Phase I clinical trials in the United Kingdom and Canada and is currently being evaluated in a Phase II clinical study in type 2 diabetes patients in the United States. Most recently, the combination therapy of TT-223 with the Corporation’s EGF analogue has completed an exploratory Phase IIa clinical trial in the United States in patients with type 1 and type 2 diabetes.
Manufacturing
The Corporation relies on third party manufacturers to supply all of its drug substances, namely the biological entities that comprise the gastrin-based therapies, ELND005 (AZD-103), and the finished dosage form for its pre-clinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation’s control. See “Risks and Uncertainties”.
The pre-clinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

Thus far, ELND005 (AZD-103), the active pharmaceutical ingredient, has been produced for the Corporation by Albany Molecular Research Inc. based in the state of New York. The final drug product is encapsulated by a third party contract manufacturer for clinical use.
The active ingredient for TT-223 was produced for the Corporation by Bachem Inc. of California and Polypeptide Laboratories A/S of Denmark. For the combination therapy TT-223 and an EGF analogue, the active ingredient of the Corporation’s EGF analogue has been manufactured by Cambrex Bio Science Baltimore, Inc. The final drug products for both EGF and TT-223 were formulated and aseptically filled at a third party sterile fill contract manufacturer in the United States for pre-clinical and clinical use. For the combination therapy of TT-223 and a GLP-1 analogue , TT-223 is manufactured and formulated as above and the Corporation will look to its development partner Lilly for the manufacturing of the GLP-1 analogue component of the therapy.
All of the above manufacturing contracts are on a fee-for-service basis.
On October 11, 2000, the Corporation entered into a license agreement with Research Corporation Technologies, Inc. (“RCT”) of Tucson, Arizona for the use of RCT’s patented protein expression system for the production of EGF. As per the terms of the license agreement, RCT will receive royalties of 1.5% on net sales of the combination product. In addition, the Corporation has agreed to pay RCT minimum royalties of US$30,000 per year for the term of the license.
Product Marketing Strategy
The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation’s various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.
Specialized Skills and Knowledge
As at September 15, 2008, the Corporation had 36 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy. However, as the Corporation further develops its products or identifies new product opportunities it will need to retain additional qualified senior officers and key personnel. The Corporation’s success will be dependent to a large degree on its ability to retain the services of its existing senior officers and to retain additional qualified personnel in the future.
The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.
Competitive Conditions
There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications.

The following is a summary of the principal therapeutic treatments, which the Corporation understands are currently being developed by others for each therapeutic area in which the Corporation is currently focusing its efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation.
Alzheimer’s Disease
Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. An emerging class of compounds in clinical development are fibril inhibitors which seek to slow or even reverse the disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.
Diabetes
The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.
Intensive Insulin Therapy - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that require constant insulin injections and it only manages the disease, it does not offer a long-term solution.
Prevention of Type 1 Diabetes Through Immune Suppression - Type 1 diabetes is a result of immune-directed destruction of islet cells and it is therefore feasible to prevent auto-immune diabetes by immune suppression. This type of therapeutic approach requires the use of immune suppressants such as cyclosporine or anti-cytokine antibodies. There are significant risks with immune suppressants as they depress the body’s immune functions making the body more susceptible to developing other diseases.
Pancreas Transplantation - Another therapeutic approach is the transplantation of the entire pancreas. This approach has been demonstrated to return blood glucose levels to normal but is generally performed in conjunction with kidney transplantation. Prolonged immune suppression is required to prevent tissue rejection. Pancreatic transplantation can be effective at fighting the disease, however, it is very costly, invasive, limited by the number of available organs and it is accompanied by the general risks of using immune suppression.
Islet Cell Transplantation - Several companies are developing competing products that provide purified islet cells for transplantation isolated from human or pig pancreases. These methods could produce a potentially unlimited supply of islet cells for transplantation. These therapies have required immune suppression to prevent immune rejection and require invasive surgery to implant the islet cells. Islet cell transplantation can be effective at fighting the disease, however, it is very costly, invasive, and it is accompanied by the general risks of using immune suppression.

Oral Antidiabetic Agents are FDA approved for use in conjunction with diet and exercise to enhance glycemic control in type 2 diabetic patients.
Oral sulfonylureas reduce blood glucose by stimulating insulin from pancreatic beta-cells as well as increasing responsiveness in insulin-sensitive tissues.
Metformin is an oral hypoglycemic agent that improves glycemic control by decreasing hepatic glucose production and intestinal glucose absorption as well as improving insulin sensitivity through increased peripheral glucose uptake and utilization.
Thiazolidinediones are potent agonists of peroxisome proliferator-activated receptor-gamma (“PPAR-gamma”), receptors important for insulin action which are located in adipose tissue, liver and skeletal muscle. Activation of these receptors affects the transcription of genes responsible for control of glucose and lipid metabolism. These agents, in the presence of insulin, decrease insulin resistance in the liver and at peripheral sites and improve insulin-dependent glucose disposal and reduce hepatic glucose output.
Incretin Therapies - The incretin hormones, glucagon-like peptide (“GLP-1”) and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut postprandially, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves b-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin is a novel agent with a unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients.
Intellectual Property
The Corporation’s intellectual property practice is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation’s business and consistent with the Corporation’s strategic focus. The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.
The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to more than 50 patent families relating to its technology platforms and drug development programs. To date, the Corporation possesses or exclusively licenses 47 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent law provides that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection
The Corporation’s patent portfolio provides protection for its areas of technology focus:
ELND005 (AZD-103)
The Corporation acquired a number of U.S. and PCT patent applications for the ELND005 (AZD-103) technology through its acquisition of ENI. The earliest of these patent applications are in the prosecution phase in various national patent offices. This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and pre-clinical studies performed by the Corporation with its development partner, Elan.
Gastrin Based Therapies
The Corporation’s patent portfolio for gastrin-based therapies includes 23 issued patents with an extensive portfolio of patent applications pending in multiple jurisdictions throughout the world, including the U.S., Canada, Australia, Europe, China and Japan. The issued patents have claims relating to compositions and methods for administering both EGF receptor ligand and gastrin receptor ligand for treating diabetes; a modified gastrin; and compositions comprising gastrin and/or EGF and particular agents for suppressing an immune response.
The Corporation has entered into an agreement with The General Hospital Corporation of Boston, Massachusetts, and London Health Sciences Centre Research Inc. of London, Ontario whereby it has acquired licensed rights related to the TT-223 technology.
Neuromedix Technology
The Corporation acquired 100% of CNS-focused Neuromedix, Inc. in June of 2007. With this acquisition, the Corporation acquired multiple patent applications covering the Minozac family of compounds. See “General Development of the Business”.
Discovery Projects Acquired from Forbes
In August 2008, the Corporation acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. As part of the acquisition, the Corporation acquired multiple patent applications and one issued patent covering a series of compounds for various indications. See “General Development of the Business – Recent Developments”
Trademarks
The Corporation has a pending U.S. trademark application for I.N.T.™
RISKS AND UNCERTAINTIES
Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Corporation’s technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a corporation in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic treatment or device will prove to be safe and effective in humans.
The Corporation’s products will require additional development and testing, including extensive toxicity and other clinical testing, before the Corporation will be able to apply to obtain regulatory approval to market the product commercially. To date, the Corporation has not introduced a product into the market and there is no assurance that research and development programs conducted by the Corporation will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Corporation will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection and the regulatory environment that can influence the Corporation’s ability to be profitable.
The Corporation will require significant additional financing and it may not have access to sufficient capital.
The Corporation anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Corporation may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Corporation to fund its research and clinical trials, and the ability of the Corporation to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Corporation’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.
To continue the Corporation’s research and development programs and to conduct future clinical trials, the Corporation will rely upon employees, collaborators and other third party relationships. There is no assurance that the Corporation will be able to maintain or establish these relationships as required.
The Corporation has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.
Since inception, the Corporation has incurred significant losses each year and expects to incur significant operating losses as the Corporation continues product research and development and clinical trials. The Corporation will need to generate significant revenues in order to achieve and maintain profitability. There is no assurance that the Corporation will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Corporation may not be able to sustain or increase profitability.
The Corporation is subject to a strict regulatory environment.
None of the Corporation’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Corporation intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to GMP during production and storage as well as regulation of marketing activities including advertising and labelling.
The products and processes the Corporation is currently developing require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed. The completion of clinical testing and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Corporation or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death or compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Corporation’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Corporation’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Corporation can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Corporation seeks regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn or limited in some way if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Corporation in light of the extensive regulatory environment in which the Corporation’s business operates.
Even if a product candidate is approved by the FDA or any other regulatory authority, the Corporation may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Corporation may never obtain the required regulatory approvals for any of its product candidates.
The Corporation is faced with uncertainties related to its research.
The Corporation’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Corporation’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Corporation may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.
The Corporation’s clinical trials may not yield results which will enable it to obtain regulatory approval for its human therapeutic products.
The Corporation will only receive regulatory approval of a human therapeutic product candidate if it can demonstrate in carefully designed and conducted clinical trials that the human therapeutic product candidate is safe and effective. The Corporation does not know whether its pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. If the Corporation fails to adequately demonstrate the safety and efficacy of its products under development, it will not be able to obtain the required regulatory approvals to commercialize its product candidates.
Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:
1.	must meet the requirements of these authorities;

2.	must meet requirements for informed consent; and

3.	must meet requirements for good clinical practices.
The Corporation may not be able to comply with these requirements in respect of one or more of its product candidates.
The Corporation relies on third parties, including contract research organizations and outside consultants, to assist it in managing and monitoring clinical trials. The Corporation’s reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence expected.

If clinical trials for a product candidate are unsuccessful, the Corporation will be unable to commercialize such product candidate. If one or more of the Corporation’s clinical trials is delayed, the Corporation will be unable to meet its anticipated development or commercialization timelines. Either circumstance could cause the price of the Common Shares to decline.
If difficulties are encountered enrolling patients in the Corporation’s clinical trials, the Corporation’s trials could be delayed or otherwise adversely affected.
Clinical trials for the Corporation’s product candidates require that the Corporation identify and enrol a large number of patients with the disorder under investigation. The Corporation may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including:
1.	design of the protocol;

2.	size of the patient population;

3.	eligibility criteria for the study in question;

4.	perceived risks and benefits of the drug under study;

5.	availability of competing therapies;

6.	efforts to facilitate timely enrolment in clinical trials;

7.	patient referral practices of physicians; and

8.	availability of clinical trial sites.
If the Corporation has difficulty enrolling a sufficient number of patients to conduct the Corporation’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.
Even if regulatory approvals are obtained for the Corporation’s product candidates, the Corporation will be subject to ongoing government regulation.
Even if regulatory authorities approve any of the Corporation’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on the Corporation conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.
The Corporation and its contract manufacturers will be required to comply with applicable current GMP regulations for the manufacture of the Corporation’s products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before they can be used in commercial manufacturing of human therapeutic products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.
If the Corporation, or any future marketing collaborators or contract manufacturers, fails to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of the Corporation’s products.
If the Corporation’s products do not gain market acceptance, the Corporation may be unable to generate significant revenues.
Even if the Corporation’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Corporation’s products will depend on a number of factors including:
1.	demonstration of clinical effectiveness and safety;

2.	the advantages and disadvantages of the Corporation’s products relative to alternative treatments;

3.	the availability of acceptable pricing and adequate third-party reimbursement; and

4.	the effectiveness of marketing and distribution methods for the Corporation’s products.
If the Corporation’s products do not gain market acceptance among consumers, physicians, patients and others in the medical community, the Corporation’s ability to generate significant revenues from the Corporation’s products would be limited.
The Corporation may not achieve its projected development goals in the time frames announced and expected.
The Corporation sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Corporation’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products. There can be no assurance that the Corporation’s clinical trials will be completed, that the Corporation will make regulatory submissions or receive regulatory approvals as planned or that the Corporation will be able to adhere to its current schedule for the launch of any of its products. If the Corporation fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Corporation fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.
The Corporation’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Corporation has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Corporation’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Corporation to sell its products on a competitive basis. The Corporation may not be able to negotiate favourable reimbursement rates for its human therapeutic products.
In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Corporation’s commercial opportunity and reduce any associated revenue and profits. The Corporation expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Corporation or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.
If the Corporation fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.
The Corporation may not obtain adequate protection for its products through its intellectual property.
The Corporation’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical biopharmaceutical firms, including the Corporation, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Corporation may not provide the Corporation with any competitive advantage. The Corporation’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Corporation’s will circumvent its patents by means of alternate designs or processes. The Corporation may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Corporation may be required to disclaim part of the term of certain patents. There may be prior applications of which The Corporation is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications of which the Corporation is aware, but which does not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Corporation’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Corporation’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Corporation. Pending patent applications may not result in the issuance of patents, and the Corporation may not develop additional proprietary products which are patentable.
Patent applications relating to or affecting the Corporation’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Corporation’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Corporation could otherwise obtain. The Corporation could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Corporation’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.
In addition to patents, the Corporation relies on trade secrets and proprietary know-how to protect its intellectual property. The Corporation generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Corporation is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Corporation’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Corporation’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Corporation’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Corporation or otherwise gain access to the Corporation’s trade secrets.
The Corporation currently has the right to use certain technology under license agreements with third parties. The Corporation’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Corporation to terminate the related development program and cause a complete loss of its investment in that program.
As a result of the foregoing factors, the Corporation may not be able to rely on its intellectual property to protect its products in the marketplace.
The Corporation may infringe the intellectual property rights of others.
The Corporation’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Corporation is not aware that its products infringe or patents, that the Corporation believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Corporation is unaware that may later result in issued patents that its products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that the Corporation’s product infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Corporation, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Corporation is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease and diabetes. In the event of infringement or violation of another party’s patent, the Corporation may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Corporation’s products or lead to prohibition of the manufacture or sale of products by it.
Patent litigation is costly and time consuming and may subject the Corporation to liabilities.
The Corporation’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Corporation to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Corporation to significant liabilities.
The Corporation operates in a fiercely competitive business environment.
The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biopharmaceutical companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Some of the organizations which could be considered to be the Corporation’s competitors have substantially more financial and technical resources, more extensive discovery research, preclinical research and development capabilities and greater manufacturing, marketing, distribution, production and human resources than does the Corporation. Many of the Corporation’s current or potential competitors have more experience than the Corporation in research, preclinical testing and clinical trials, drug commercialization, manufacturing and marketing, and in obtaining domestic and foreign regulatory approvals. Moreover, competitors may develop products before the Corporation develops its own products and obtain regulatory approval for such products more rapidly than does the Corporation, which may change the standard of care in the indications the Corporation is targeting. Products that are more effective than those which the Corporation intends to develop may be developed by the Corporation’s competitors. Research and development by others may render the Corporation’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Corporation is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Corporation’s product candidates, including its clinical candidates or its lead compounds.
The market price of the Corporation’s Common Shares experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.
The Corporation is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Corporation’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Corporation has no control, may have a significant impact on the market price of Common Shares, including, among other things:
1.	clinical and regulatory developments regarding the Corporation’s products and product candidates and those of its competitors;

2.	arrangements or strategic partnerships by the Corporation or its competitors;

3.	other announcements by the Corporation or its competitors regarding technological, product development, sales or other matters;

4.	patent or other intellectual property achievements or adverse developments;

5.	arrivals or departures of key personnel;

6.	changes in financial estimates and recommendations by securities analysts;

7.	government regulatory action affecting the Corporation’s product candidates and its competitors’ products in the United States, Canada and foreign countries;

8.	actual or anticipated fluctuations in the Corporation’s revenues or expenses;

9.	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors;

10.	failure to enter into favourable third-party manufacturing agreements;

11.	events related to threatened, new or existing litigation;

12.	economic conditions in the United States, Canada or abroad; and

13.	purchases or sales of blocks of the Corporation’s securities.
Listing on NASDAQ and the TSX may increase share price volatility due to various factors including:
1.	different ability to buy or sell the Corporation’s Common Shares;

2.	different market conditions in different capital markets; and

3.	different trading volume.
In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Corporation’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Corporation’s stock drops significantly, which may cause the Corporation to incur substantial costs and could divert the time and attention of its management.
These factors, among others, could significantly depress the trading price of the Corporation’s securities.
Because the Corporation may experience a high level of volatility in its Common Shares, you should not invest in the Corporation’s stock unless you are prepared to absorb a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.
The Corporation is highly dependent on third parties.
The Corporation is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Corporation does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Corporation will be able to obtain such materials and services.
The Corporation is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.
The Corporation is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Corporation’s success. Competition for skilled personnel is intense, and the Corporation’s ability to attract and retain qualified personnel may be affected by such competition.
The Corporation’s business involves the use of hazardous materials which requires the Corporation to comply with environmental regulation.
The Corporation’s discovery and development processes involve the controlled use of hazardous materials. The Corporation is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed the Corporation’s resources. The Corporation may not be adequately insured against this type of liability. The Corporation may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.
Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Corporation’s future financial position or results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect the Corporation’s financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and the Corporation may make or be required to make changes in its accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.
The Corporation may experience difficulties in managing its future growth.
The Corporation may have difficulty managing its growth with the increased level of clinical development and potentially if it achieves commercialization. The Corporation expects to experience growth in the number of its employees and the scope of its operations especially in clinical development. This growth has placed, and may continue to place, a significant strain on its management, operations and financial resources.
Future health care reforms may produce adverse consequences.
Health care reform and controls on health care spending may limit the price the Corporation can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Corporation could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Corporation’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization. At present, the Corporation is not aware of any immediate changes in FDA or Canadian regulatory policies that would adversely affect its development programs.
The Corporation faces an unproven market for its future products.
The Corporation believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Corporation’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Corporation or its collaborative partners may develop.
The Corporation may be faced with future lawsuits related to secondary market liability.
Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Corporation to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.
The Corporation may encounter unforeseen emergency situations.
Despite the implementation of security measures, any of the Corporation’s, its collaborators’ or its third party service providers’, internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in that of the Corporation, in collaboration or in third party service vendors’ operations could result in a material disruption of the Corporation’s drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to the Corporation’s data or applications, or inappropriate disclosure of confidential or proprietary information, the Corporation may incur liability as a result, its drug discovery programs may be adversely affected and the further development of its product candidates may be delayed. Furthermore, the Corporation may incur additional costs to remedy the damages caused by these disruptions or security breaches. In addition the Corporation’s employees could become ill through pandemic diseases or other events that could materially interfere with, or stop, the Corporation’s operations.
The Corporation’s technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s technologies obsolete, less competitive or less marketable. The process of developing the Corporation’s technologies and products is extremely complex and requires significant continuing development efforts and third party commitments. The Corporation’s failure to develop new and existing technologies and products and the obsolescence of existing technologies could adversely affect its business.
Other Risks.
The Corporation is exposed to market risks related to volatility in interest rates for the Corporation’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. The Corporation invests its cash in certain investment vehicles that provide a low risk rate of interest. If interest rates change, the interest earned by the Corporation as income will be affected. In addition, the Corporation’s share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Corporation’s business and in the biotechnology industry in general. The expectations of the Corporation made by securities analysts could also have a significant impact on the trading price of the Corporation’s shares.
DIVIDENDS
The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation (the “Board of Directors”) and will depend upon the Corporation’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of the Corporation consists of an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at such meetings, are entitled to dividends if, as and when declared by the Board of Directors and are entitled to share rateably in the assets of the Corporation as are available for distribution upon the liquidation, dissolution or winding-up of the Corporation.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and as of January 7, 2008 on the NASDAQ Global Market under the symbol “TTHI”. Prior to graduating to the NASDAQ Global Market, from August 20, 2007 to January 6, 2008 the shares were also traded on the NASDAQ Capital Market under the symbol “TTHI”. Selected trading information is provided for the trading on the TSX on a monthly basis for the period from July 1, 2007 to September 12, 2008 as follows:

	High	Low	Close	Volume	Number of trades
Month	$	$	$	#	#
September 1 to 12, 2008	9.53	8.63	8.63	114,849	717
August, 2008	9.99	7.30	9.34	401,846	1995
July, 2008	13.67	9.40	10.22	293,728	1722
June, 2008	13.93	11.08	13.58	499,969	2414
May, 2008	12.69	10.80	11.65	244,503	1500
April, 2008	12.24	10.07	12.01	346,974	1890
March, 2008	12.67	9.57	11.10	422,308	2113
February, 2008	11.00	9.73	9.96	244,601	1582
January, 2008	12.75	9.04	11.00	600,917	3701
December, 2007	11.30	9.08	11.30	768,329	3439
November, 2007	12.01	8.82	9.74	1,025,437	3881
October, 2007	13.20	8.77	10.15	1,611,377	6694
September, 2007	14.40	13.00	13.24	320,146	1956
August, 2007	15.48	11.50	14.40	728,330	2873
July, 2007	16.60	13.00	13.93	883,648	2820

ESCROWED SECURITIES
The following securities of the Corporation are subject to an escrow agreement dated October 1, 2000 between Sotos Associates, the Corporation and certain current and former officers, employees and consultants of the Corporation.

	Number of Securities Held in
Designation of Class	Escrow	Percentage of Class
Common Shares	79,908 (1)	0.003%
Notes:
(1)	36,183 Common Shares were issued to a consultant pursuant to a Consulting Agreement dated April 1, 2000 and were to be earned over 24 months. The Consulting Agreement was terminated effective as of October 31, 2001 at which point 28,641 Common Shares were earned. Consequently, 7,542 of these Common Shares can no longer be earned. Pursuant to the Consulting Agreement an additional 72,366 Common Shares were issued to the consultant and are being held in escrow, pending the achievement of specified milestones relating to patent claims and the initiation of a Phase II b or III clinical trial in the area of wound healing. Notwithstanding the termination of the Consulting Agreement the consultant is entitled to 72,366 Common Shares in the event the milestones are achieved. Management is of the opinion that those Common Shares will never be earned.
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 15, 2008:

Name and Province/State	Position(s) Held with	Principal Occupations within the	Director
and Country of Residence	the Corporation	Five Preceding Years	Since(4)

Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999

Elie Farah (5) Ontario, Canada	President and Chief Financial Officer	President and Chief Financial Officer of the Corporation since July 2008; prior thereto, Chief Financial Officer and VP Corporate Development of the Corporation since May 2005; prior	N/A

Name and Province/State	Position(s) Held with	Principal Occupations within the	Director
and Country of Residence	the Corporation	Five Preceding Years	Since(4)

thereto, Managing Director of Rathlin Capital, an M&A advisory firm, from July 2003 to April 2005; VP Corporate Development of Pangeo Pharma Inc., a publicly traded pharmaceutical company, from April 2003 to June 2003; Director of M&A of Boehringer Ingelheim GmbH, a German based pharmaceutical company, from October 1999 to March 2003.

Dr. Aleksandra Pastrak Ontario, Canada	VP, Research and Medical Officer	VP, Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005; prior thereto, Director of Research and Development of the Corporation.	N/A

Nicole Rusaw-George Ontario, Canada	VP Finance	VP Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005; prior thereto, Manager at Smith, Nixon & Company Ltd., a Chartered Accounting firm, from July 2002 to June 2005.	N/A

Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A

Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A

Michael Ashton (2)(3) London, England United Kingdom	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002

Paul Baehr (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002

Name and Province/State	Position(s) Held with	Principal Occupations within the	Director
and Country of Residence	the Corporation	Five Preceding Years	Since(4)

Christopher Henley (1) (3) Ontario, Canada	Director	President of Henley Capital Corporation, a limited market dealer.	October 2000

Dr. Gary W. Pace (1) (2)(3) California, USA	Lead Director	Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002	January 2002
Notes:
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 8, 2008. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.

(5)	Mr. Farah joined Pangeo Pharma Inc. on April 1, 2003 to assist with corporate restructuring. On July 10, 2003, Pangeo Pharma Inc. filed for protection from its creditors under The Companies’ Creditors Arrangement Act.
Securities Holdings
As of the date of this Annual Information Form, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,016,430 Common Shares, which represents 4.38% of the issued and outstanding Common Shares.

AUDIT COMMITTEE
Audit Committee Charter
The charter of the Corporation’s audit committee is attached as Appendix A.
Composition of the Audit Committee
The Corporation’s audit committee is composed of Mr. Christopher Henley (Chair), Mr. Paul Baehr and Dr. Gary Pace, each of whom is independent under the TSX and NASDAQ listing standards and financially literate.
Relevant Education and Experience
Mr. Christopher Henley (Chair):
Mr. Henley has a B.A. from Memorial University and an MBA from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, a limited market dealer specializing in mergers and acquisitions, financing and advisory services to companies covering the full spectrum of high technology and emerging companies.
Previously, Mr. Henley was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer and ran the High Technology and Communications practice. He has been an investment banker for over 20 years and sits on a number of public and private boards of directors including the Toronto Port Authority where he Chairs the Corporate Governance Nominating and Human Resources Committee of the board and sits on the Audit Committee. Mr. Henley is a registered adviser with the Ontario Securities Commission and was previously a member of the board and audit committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors.
Mr. Paul Baehr:
Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the TSX under the symbol “IBT”. Previously, Mr. Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on boards of directors of the following public companies; IBEX Technologies Inc. and Haemacure Corporation.

Dr. Gary Pace:
Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology. Dr. Pace is a Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007, prior thereto, co-founder, Chairman and Chief Executive Officer of QRxPharma. Previously, Dr. Pace was Chairman and Chief Executive Officer of Waratah and prior thereto President and Chief Executive Officer of RTP Pharma Inc. Dr. Pace currently sits on boards of directors of the following public companies; QRxPharma Limited, Celsion Inc., Peplin Ltd., and ResMed Inc.
Pre-Approval Policies and Procedures
The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.
Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.
External Auditor Service Fees
The following is a table outlining the aggregate fees billed to the Corporation by its external auditors, PricewaterhouseCoopers LLP:

	During the Year Ended	During the Year Ended
	June 30, 2008	June 30, 2007
	$	$
Audit Fees (1)	244,823	332,818
Audit-Related Fees	51,001	12,500
Tax Fees (2)	51,858	101,113
All Other Fees (3)	3,934	2,244
Total	351,616	448,675
Notes:
(1)	During the years ended June 30, 2008 and 2007 “Audit Fees” include fees for the annual audit, financings, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.

(2)	During the years ended June 30, 2008 and 2007 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.

(3)	For the years ended June 30, 2008 and 2007, the category “All Other Fees” includes a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

TRANSFER AGENTS AND REGISTRAR
The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. The registration facilities are maintained in Toronto, Ontario. The co-agent responsible for the United States is Computershare Trust Company, NA, whose registration facilities are maintained in Golden, Colorado.
MATERIAL CONTRACTS
The Corporation has entered into the following material contracts, which were not in the ordinary course of business:
In March 2008, the Corporation and Lilly signed a US$140 million licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies. Details of the terms of the agreement are discussed above under the heading, “General Development of the Business”.
On September 27, 2006, the Corporation and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND005 (AZD-103). Details of the terms of the agreement are discussed above under the heading, “General Development of the Business”.
INTERESTS OF EXPERTS
The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated September 15, 2008 in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended June 30, 2008 and 2007.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.
Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 1, 2007.
Additional financial information may be found in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended June 30, 2008 which can be retrieved under the Corporation’s profile on the SEDAR website (www.sedar.com).

TECHNICAL GLOSSARY
The following terms have the meanings specified below:
“auto-immune disease” means a condition in which the immune system mistakenly attacks the body’s own organs and tissues;
“beta (or “ß”) islet cells” means cells in the pancreas that secrete insulin in response to an increase in blood glucose concentration;
“diabetes” means diabetes mellitus, a chronic metabolic disorder characterized by high blood glucose concentrations resulting from defective metabolic utilization of carbohydrates due to the absence or incomplete utilization of insulin, thus depriving the body of energy producing nutrients needed for normal functioning;
“EGF” means epidermal growth factor, a peptide growth factor expressed in normal and diseased tissues that stimulates proliferation and alters cell differentiation in the pancreas and other organs;
“gastrin” means a peptide that acts as a hormone stimulating acid secretion and growth in the stomach in adults and in fetal development; gastrin stimulates proliferation and differentiation of islet precursor cells that bud from pancreatic ducts;
“glucose” means a sugar that is the principal source of energy for cells and is essential for brain function;
“Good Manufacturing Practices” or “GMP” means the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States;
“growth factors” means potent molecules secreted from cells into tissue fluids that stimulate the growth and differentiation of cells;
“hyperglycemia” means high levels of glucose in blood;
“hypoglycemia” means low levels of glucose in blood;
“immune suppression” means a therapy used in transplantation procedures to prevent rejection of the transplanted tissue;
“in vivo” means in the living body;
“insulin” means a peptide hormone secreted from pancreatic — cells that removes glucose from the blood by stimulating glucose uptake and utilization by fat, muscle and liver cells;
“I.N.T.™” means islet neogenesis therapy, a novel therapy for the treatment of diabetes based on the systemic administration of growth factors to stimulate islet neogenesis;

“islet cells” contain the beta cells and in the context of this document the terms are used synonymously;
“islet neogenesis” means the formation of new islet cells by the proliferation and differentiation of islet precursors budding from pancreatic ducts;
“pancreas” means a glandular organ comprising 90% exocrine cells which secrete digestive enzymes into the intestine via pancreatic ducts and 10% islet endocrine cells which secrete hormones like insulin into the blood stream;
“Patent Cooperation Treaty” or “PCT” means an international patent treaty, of which Canada is a signatory, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries;
“peptide” means a molecule made up of a number of amino acids linked together;
“Type 1 diabetes” means an auto-immune disease causing a permanent and absolute deficiency of insulin resulting from destruction of pancreatic beta cells by the body’s own immune system; and
“Type 2 diabetes” means a metabolic disorder resulting from a relative deficiency of insulin secretion insufficient to prevent high blood glucose levels that is due initially to tissue resistance to insulin action but later to beta cell failure as well.

APPENDIX A
AUDIT COMMITTEE CHARTER
Policy Statement
It is the policy of Transition Therapeutics Inc. (the “Corporation”) to establish and maintain an audit committee (the “Audit Committee”), composed entirely of independent directors, to assist the Board of Directors (the “Board”) in carrying out its oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain experts, and with the approval of the Corporate Governance and Nominating Committee, special counsel.
Composition of the Committee
1.	The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The members of the Audit Committee shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2.	Each director appointed to the Audit Committee by the Board shall be an independent director who is unrelated. An unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3.	Each member of the Audit Committee shall be “financially literate”. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements.

4.	A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5.	The Chief Executive Officer of the Corporation (the “CEO”) and the Chairman of the Board shall be ex officio members of the Audit Committee.
Meetings of the Committee
1.	The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly and annual financial statements and management discussion and analysis.

2.	The rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing meetings of the Board as are set out in the Corporation’s By-laws.

3.	Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee.

4.	Notice of a meeting of the Audit Committee shall:
(a)	be in writing;

(b)	state the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least five business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.
5.	A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

6.	A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

7.	In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

8.	The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however, the Audit Committee (i) shall meet with the external auditors independent of management and (ii) may meet separately with management.

9.	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.
Duties and Responsibilities of the Committee
1.	The Audit Committee’s primary duties and responsibilities are to:

(a)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(b)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)	monitor the independence and performance of the Corporation’s external auditors;

(d)	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e)	directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f)	provide an avenue of communication among the external auditors, management and the Board;

(g)	ensure, in coordination with the Corporate Governance and Nominating Committee, that an effective “whistle blowing” procedure exists to permit stakeholders to express concerns regarding accounting or financial matters to an appropriately independent individual; and

(h)	ensure that an appropriate Code of Business Conduct and Ethics is in place and understood by employees and directors of the Corporation.
2.	The Audit Committee shall have the authority to:
(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)	discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(e)	provide for the compensation of a “registered public accounting firm” (as that term is defined in Section 2(a) of the Sarbanes-Oxley Act of 2002) serving as the Corporation’s independent auditor.
3.	The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4.	The Audit Committee shall:
(a)	review the audit plan with the Corporation’s external auditors and with management;

(b)	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f)	review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(h)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i)	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(j)	oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(k)	ensure the receipt of, and evaluate the written disclosures and the letter that the external auditor submits to the Audit Committee regarding the auditor’s independence in accordance with Independence Standards Board Standard No. 1, discuss such reports with the external auditor, oversee the independence of the external auditor and, if so determined by the Committee in response to such reports, take appropriate action to address issues raised by such evaluation; and

(l)	review and oversee procedures designed to identify “related party” transactions that are material to the Corporation’s consolidated financial statements or otherwise require disclosure under applicable laws and rules adopted by regulatory authorities, including the U.S. Securities and Exchange Commission. The Audit Committee shall approve any such “related party” transactions.
5.	The Audit Committee shall:
(a)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b)	consider the recommendations of management in respect of the appointment of the external auditors;

(c)	pre-approve all audit, audit related, and non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities;

(d)	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, considering the potential impact of such services on the independence of the external auditors;

(e)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f)	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.
6.	The Audit Committee shall:
(a)	review with management at least annually, the financing strategy and plans of the Corporation; and

(b)	review all securities offering documents (including documents incorporated therein by reference) of the Corporation.
7.	The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8.	The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9.	The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10.	The Audit Committee shall periodically review with management the need for an internal audit function.

11.	The Audit Committee shall, in coordination with the Corporate Governance and Nominating Committee, establish and maintain procedures for:
(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation on concerns regarding questionable accounting or auditing matters.
12.	The Audit Committee shall review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

13.	The Audit Committee shall review with the Corporation’s legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation’s financial statements, and any enquiries received from regulators, or government agencies.

14.	The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

15.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each Member shall be entitled to rely in good faith upon:
(a)	accounting information of the Corporation represented to him by an officer of the Corporation or in a written report of the auditors, and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.
16.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board Members are subject. The essence of the Audit Committee’s duties is the monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Corporation’s business activities are being conducted effectively and that the financial reporting objectives are being met and to enable the Audit Committee to report thereon to the Board.